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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AngloGold Ashanti Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa	1-14846	-
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

(PO Box 62117, Marshalltown, 2107) 76 Rahima Moosa Street, Newtown, Johannesburg, 2001		South Africa
(Address of principal executive offices)		(Zip Code)

D Noko; dnoko@anglogoldashanti.com (email); +27 11 637-6310(T); +27 86 262 9684(F)

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

ITEM 1.01 Conflict Minerals Disclosure

CONFLICT MINERALS DISCLOSURE

This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act and available on AngloGold Ashanti’s website at www.anglogoldashanti.com.

GROUP INFORMATION

AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on 26 April 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.

CURRENT PROFILE

AngloGold Ashanti Limited is headquartered in Johannesburg, South Africa. The company (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act.

Its registered office is at 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, 2001.

Telephone: +27 11 6376000.

While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX).

BUSINESS OVERVIEW

AngloGold Ashanti is a global gold mining and exploration company with a diverse portfolio of mining operations and projects on four continents, with approximately 96% of the company’s revenue derived from the sale of gold produced at its operations.

PRODUCTS

AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.

The doré is refined at refineries not controlled by AngloGold Ashanti except for its operations in Brazil where AngloGold Ashanti owns and operates the Queiróz Plant. The only product manufactured by AngloGold Ashanti which contain a mineral affected by conflict, specifically gold, is refined gold produced at the Queiroz Plant.

The Queiróz Plant has been a member of the “London Good Delivery Gold List” since March 1986 and manufactures gold from doré supplied by the AngloGold Ashanti operations in Brazil.

By-products of our gold mining operations include silver (Argentina), sulphuric acid (Brazil) and uranium (South Africa).

OPERATIONS

AngloGold Ashanti’s 17 operations are located in 9 countries.

The business segments comprise South Africa, Continental Africa, Americas and Australasia.

South Africa comprises operations and assets in South Africa namely West Wits, Vaal River and surface operations, which includes First Uranium SA which owns Mine Waste Solutions (MWS).

The company’s operating assets outside of South Africa are Continental Africa with operations in the DRC, Ghana, Guinea, Mali, and Tanzania;

Australasia which comprises two operations in Australia; and

Americas with operations in Argentina and Brazil.

THE DODD-FRANK ACT AND “CONFLICT MINERALS” DEFINITION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission (the “SEC”) impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or adjoining country) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or adjoining countries (“Covered Countries”). Under the SEC rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry to determine whether (a) any Conflict Minerals originate in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.

The Securities and Exchange Commission does not consider an issuer that mines or contracts to mine Conflict Minerals to be manufacturing or contracting to manufacture those minerals unless the issuer also engages in manufacturing, whether directly or indirectly through contract, in addition to mining. AngloGold Ashanti, as a consequence of its refinery operation in Brazil engages in manufacturing in addition to mining.

Gold mining can have a beneficial impact on the areas where it is conducted. Mined and traded responsibly, gold can help alleviate poverty of individuals, contribute to the economic and social development of communities and improve the wealth of countries. AngloGold Ashanti recognises though that gold also may be mined and traded in a manner which fuels conflict and contributes to human rights violations.

We have put in place practices, procedures and controls with the goal of ensuring that our operations do not contribute to conflict and to monitor and report on these aspects.

Increasingly, customers and consumers want the assurance that the gold they are purchasing has not contributed to conflict or human rights abuses. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conflict and other violations of human rights.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND INTERNATIONAL DUE DILIGENCE STANDARDS

Since 2013, we have taken an active role in voluntary standards that enable us to reasonably determine the country of origin for the gold we produce as well as to demonstrate that we operate responsibly in keeping with international standards. The standards we follow are:

•	The World Gold Council Conflict-Free Gold Standard (WGC CFGS). This is an industry led approach to combat the potential misuse of gold to fund illegal armed conflict and associated human rights abuses. The standard is aligned to the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance and Supplement on Gold.

•	The London Bullion Market Association (LBMA) Responsible Gold Guidance. The association represents the interests of the participants in the wholesale gold market and its guidance includes refining standards, good trading practices and standard documentation. AngloGold Ashanti’s wholly owned and operated Queiroz refinery in Brazil was one of the first three refineries in the world to be certified to the new standard in June 2013.

AngloGold Ashanti has taken a public stand and played a leading role in developing the WGC CFGS; not only because it is committed to responsible business practices and to making positive contributions to the societies in which it operates, but also to deliver on obligations to stakeholders to ensure that the gold in its supply chain does not fuel conflict, contribute to human rights abuses or breach international humanitarian law.

The CFGS comprises five parts. A toolkit was developed to assist companies in achieving compliance. This includes background information, advice on compiling evidence packs, and checklists. A guidance document for external assurers was also prepared.

AngloGold Ashanti appointed a project team with an overall co-ordinator and individuals responsible for each of the five parts. Part A was assessed for all of AngloGold Ashanti’s operations by a team in each region.

Part A involves a conflict and sanctions assessment of all of AngloGold Ashanti’s mine locations and uses official sources on international sanctions and conflict recognition. These include the European Union (EU), United Nations (UN) Security Council and UK government sanction and embargo lists. As specified in the CFGS, external sources were also used to evaluate the presence of conflict or high risk in the countries where AngloGold Ashanti operates or transports its product. The Heidelberg Institute’s Conflict Barometer was used to assess the location and intensity of conflicts and this data, in turn, informed which countries would be reported on.

The Part A assessment indicated that AngloGold Ashanti is not operating in any countries that are subject to international sanctions or embargoes relating to export and trade in gold. The DRC was identified as high-risk according to the Heidelberg Conflict Barometer; however we have no controlled operations in that country.

The Part B assessment examines evidence in five areas to determine the company’s conformance to the CFGS;

•	public commitment - whether there is a human rights policy in place;

•	activities - found or not found culpable of abuses, using influence to prevent abuse by others;

•	security - due diligence on security providers;

•	payments and benefits-in-kind - disclosure of payments to governments, whether funding has been provided to private groups accused of human rights abuses; and

•	stakeholder engagement - vulnerable groups, systems for dealing with grievances.

AngloGold Ashanti has conducted extensive work to assess its conformance to the CFGS, including operations not identified as conflict affected or high risk in the Part A assessment.

The Part C assessment relates to the handling of gold and gold-bearing material on site and once it leaves the mine. It focuses on the nature of production, control of gold at the operation and transportation between mine and refinery. AngloGold Ashanti used a risk-based approach to implement this part of the standard—including mapping the mine site supply chain from shaft or pit to the point of dispatch and handover to a security company for transport to a refinery; risk points for potential gold leakage; and inefficiencies in the supply chain. Other common risk points include the loading of trucks and movement to the plant, the handling of the material in the various circuits within the plant and the smelt house, and the dispatch of gold from that point.

The final two parts of the CFGS refer to a company statement confirming that AngloGold Ashanti does not source gold externally and a management statement of conformance that depends on the work involved in the other four parts. The AngloGold Ashanti corporate team carried out these components. Assurance processes were undertaken as part of the internal and independent process to review AngloGold Ashanti’s compliance to the CFGS. The internal assurance process was undertaken by Group Internal Audit and this included tracking of the implementation process, identification and analysis of compliance readiness based on the CFGS Implementation Guidelines.

Our compliance to voluntary responsible gold standards enables us to determine with reasonable confidence the country of origin (Brazil) for the refined gold we produce at our Queiroz Plant is in keeping with the SEC’s requirements and to demonstrate that we operate responsibly and create rigorous mechanisms for self-governance and transparency in keeping with well-recognized international standards discussed above.

ANGLOGOLD ASHANTI’S EVALUATION

Following our Conflict Assessment, we concluded that we did not breach any international sanctions.

We concluded that we have no mines that we directly operate that are considered to be in ‘conflict-affected or high-risk’ areas.

We complied with Part D – Externally Sourced Gold Assessment as although we source gold from third parties, being South African large-scale mining companies that operate in close proximity to our South African operations, this consists of gold bearing waste slime material which we reprocess through our plants in the Vaal River area. We also implemented the appropriate Management Statement of Conformance documentation to accompany gold being dispatched at operations as required in Part E.

In conclusion, AngloGold Ashanti was in conformance with the criteria set out in the Conflict-Free Gold Standard for the reporting year ended 31 December 2016.

CONCLUSION

AngloGold Ashanti conducted a reasonable country of origin determination as set out above and concluded that no gold used in the manufacturing process at the Queiróz Plant was sourced from the Democratic Republic of Congo or its adjoining countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: 17 May, 2017	By:	/s/ D Noko
	Name:	DC NOKO
	Title:	Executive Vice President: Sustainability